SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 26, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS ENTERS DEFINITIVE AGREEMENT WITH CITIGROUP

Hsinchu, Taiwan, January 26, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced that ChipMOS TECHNOLOGIES, INC. (“ChipMOS Taiwan”), a wholly owned subsidiary of ChipMOS, has entered into a definitive Transfer Of Claim Agreement (the “Agreement”) to sell to Citigroup Financial Products Inc. (“Citigroup”) the general unsecured claim reflected in the proof of claim against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC (collectively, “Spansion”) filed by ChipMOS Taiwan in United States Bankruptcy Court.

The claim that is the subject of the Agreement includes accounts receivable for testing and assembly services provided to Spansion in the amount of approximately US$66 million to US$70 million (the “Undisputed Claim”). The purchase price for the Undisputed Claim is approximately US$33 million.

At closing, Citigroup will pay an initial purchase price for the Undisputed Claim to an escrow agent to be held in escrow. The escrow agent will release the initial purchase price to ChipMOS Taiwan 20 days after the closing date, so long as no objection to ChipMOS Taiwan’s transfer of the claim to Citigroup is filed in the Spansion bankruptcy proceeding prior to the end of the escrow period. If an objection to the claim transfer is filed in the proceeding prior to the end of the escrow period, the Undisputed Claim will be repurchased by ChipMOS Taiwan, the escrow agent will pay the Undisputed Claim purchase price to Citigroup and the agreement to sell the Undisputed Claim to Citigroup will terminate.

The Agreement also includes the sale of breach of contract and liquidated damages rights against Spansion in the amount of approximately US$234 million (the “Damages Claim”). The purchase price for the Damages Claim is expected to be an amount that would be determined based on a Purchase Rate of 50.2 percent multiplied by the portion of the Damages Claim that is allowed by a final adjudication of the United States Bankruptcy Court. The purchase price for the Damages Claim is payable to ChipMOS Taiwan to the extent that the Court allows this claim.

If an objection to the claim transfer is filed in the Spansion bankruptcy proceeding prior to the end of the escrow period, the agreement to sell the Damages Claim to Citigroup will terminate and the Damages Claim will not be transferred to Citigroup.

In furtherance of the Agreement, the Company also has entered into an agreement to subscribe for, purchase and transfer to Citigroup rights offering shares to be issued by Spansion according to the Second Amended Joint Plan of Reorganization filed in United States Bankruptcy Court. This agreement provides that Citigroup will pay to the Company the amount of the rights offering shares purchase price.

The Company earlier disclosed information about this transaction in the Company’s January 14, 2010 press release.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.